[BAKER & HOSTETLER LLP LETTERHEAD]

April 30, 2007

Mr. Jason Wynn
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:                              Uranium Resources, Inc.
Post-Effective Amendment No. to Form S-1 on Form S-3
Filed April 11, 2007
File No. 333-133960

Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 0-17171-

Dear Mr. Wynn:

This letter is in response to the Division’s comment letter dated April 27, 2007 (“Comment Letter”), received by Uranium Resources, Inc. (the “Company”) regarding the Company’s Post-Effective Amendment No. 1 to Form S-1 on Form S-3 filed April 11, 2007 and Form 10-K for the fiscal year ended December 31, 2006.  Paragraphs numbered 1 and 2 in the Comment Letter pertain to our Preliminary Proxy Statement on Schedule 14A and will not be addressed in this letter, but rather in a separate letter to be prepared by the Company.  In this letter we respond to the paragraphs in the Comment Letter that pertain to the Company’s Post-Effective Amendment No. 1 to Form S-1 on Form S-3 and Form 10-K for the fiscal year ended December 31, 2006.   A copy of the relevant numbered paragraphs of that letter is attached hereto.  The paragraph references below are to the corresponding numbered paragraphs of such letter.

Today we file Post-Effective Amendment No. 2 to Form S-1 on Form S-3 and Form 10-K/A for the fiscal year ended December 31, 2006 to provide disclosures recommended by the Division in the Comment Letter.  We would like to accelerate the effective date of Post-Effective Amendment No. 2 to May 3, 2007 in order to avoid the aging limitation of Section 10(a)(3) of the Securities Act of 1933, as amended, and to comply with agreements made with our investors.

The responses to the Comment Letter are as follows:

Paragraph of Comment Letter	Response
Post-Effective Amendment No. 1 to Form S-1 on Form S-3.

3.

We acknowledge your statement that you will not be in a position to declare the pending post-effective amendment effective until the comments pertaining to the Post-Effective Amendment No. 1 and Form 10-K are addressed.

Today we file Post-Effective Amendment No. 2 to Form S-1 on Form S-3. Included in this amendment is a risk factor that pertains to the officers’ conclusion that the Company’s disclosure controls and procedures and internal controls over financial reporting were not effective as of the year ended December 31, 2006.

Today we also file Form 10-K/A for the fiscal year ended December 31, 2006 in which the Company updates its controls and procedures disclosure required by Item 9A of Form 10-K. In addition, we add a risk factor to address the Company’s conclusions regarding its controls and procedures.

We reiterate that we would like to accelerate the effective date of Post-Effective Amendment No. 2 to May 3, 2007 in order to avoid the aging limitation of Section 10(a)(3) of the Securities Act of 1933, as amended, and to comply with agreements made with our investors.

4.

In the Comment Letter you request we add a risk factor regarding officers’ conclusions that the Company’s controls and procedures and internal controls over financial reporting were not effective as of the year ended December 31, 2006. We include a new risk factor in Post-Effective Amendment No. 2 regarding the officer’s conclusions.

Form 10-K for Fiscal Year Ended December 31, 2006.

3.	First Bullet. You request we disclose the precise date our certifying officers reviewed our disclosure controls and procedures and identified them as needing improvement.

We revise our disclosures to clarify that the officers, in consultation with the Company’s auditors, identified the need to improve the Company’s controls and procedures in March 2007.

Second Bullet. You request we specifically describe the problems identified as a result of the review. We clarify that due to a lack of financial and accounting resources, the financial records preparation and review procedures performed by the Company’s personnel with respect to its application of the fair value recognition provisions of Statement of Financial Accounting Standard 123(R) “Share-Based Payment” for the fourth quarter of 2006 did not correctly record certain terms of stock option grants made in the fourth quarter of 2006, resulting in an audit adjustment increasing stock compensation expense by $629,000 in the Company’s year ended 2006 financial statements. Because of this lack of resources, review procedures were not consistently performed on a timely basis to ensure that financial reporting and fraud risk controls were operating in the manner designed.

Third Bullet. You request we identify the date when each problem arose and the person who identified the problem. We state that the problem was identified by our auditors in March 2007 in the course of performing their audit procedures.

Fourth Bullet. You request we describe the steps the Company took to remediate the situation. We disclose that management is continuing to evaluate and implement procedures necessary to fully remediate the material weakness described therein. Management is in the process of making the following changes to its system of internal controls:

A) The Company is planning on relocating and expanding its corporate office in the second quarter of 2007, which will allow for the hiring of additional personnel, including additional accounting and support staff to allow for improved segregation of duties and to allow for a more thorough review, by senior financial personnel, of the financial statements and underlying supporting documentation.

B) In March and April 2007, the Company contacted various search firms specializing in the accounting and financial services areas to identify and recruit qualified personnel. The Company is in the process of reviewing potential candidates to expand its internal accounting resources.

4.

You request we disclose management’s conclusion as to the effectiveness of the Company’s internal controls over financial reporting as of the end of the fiscal year. The Company clarifies that the material weakness identified in March 2007 led management to conclude that its internal controls over financial reporting were not effective as of December 31, 2006.

In addition to e-mailing courtesy copies, this cover letter and redlined versions of Post-Effective Amendment No. 2 to Form S-1 on Form S-3 and Form 10-K/A for the fiscal year ended December 31, 2006 will be simultaneously filed on Edgar.  To expedite your review, I will mail via overnight courier three copies of this cover letter and three marked copies of the revised documents.

Should you have any questions regarding the responses provided herein, please feel free to contact the undersigned directly at (303) 764-4132 or via e-mail at jatencio@bakerlaw.com.

Sincerely,

A. Jeremy Atencio
cc:           Anne Nguyen Parker
                Thomas H. Ehrlich

Enclosure

PARAGRAPHS FROM APRIL 27, 2007 COMMENT LETTER

Post-Effective Amendment No. 1 to Form S-1 on Form S-3.

3.	Please note that we will not be in a position to declare the pending post-effective amendment until the comments below have been addressed.

4.

Please add a risk factor regarding your officers’ conclusion that your disclosure controls and procedures and internal controls over financial reporting were not effective as of the year ended December 31, 2006.

Form 10-K for Fiscal Year Ended December 31, 2006.

3.

We note that your certifying officers concluded that your disclosure controls and procedures were not effective as fo the end of the period covered by the report. Please substantially revise your disclosure in this section to provide a ore detailed explanation of the ineffectiveness of your disclosure controls and procedures. For example:

• Disclose the precise date at which your certifying officers reviewed your disclosure controls and procedures and identified them as needing improvement.

•  Specifically describe the problems the officers identified as a result of their review. Simply disclosing that your “financial and accounting organization lacked an adequate amount of resources” is to vague in this regard.

• Identify the date when each problem arose and the person who identified the problem.

•  Further describe the steps you took and are taking to remediate the situation. Ensure that this discussion specifies in sufficient detail the nature of any changes. Also, explain how you intend the changes to resolve the identified problems.

4.

Please disclose management’s conclusion as to the effectiveness of the company’s internal controls over financial reporting as of the end of the fiscal year. When a company identifies a material weakness, and such material weakness has not been remediated prior to its fiscal year-end, it must conclude that its internal control over financial reporting is ineffective.

[URANIUM RESOURCES, INC. LETTERHEAD]

April 30, 2007

United States
Securities and Exchange Commission
Washington, D.C.  20549-0405
Attn:  Mr. Jason Wynn

Re:                           Response to SEC Correspondence Dated April 27, 2007
Review of Post-Effective Amendment No. 1 to Form S-1 on Form S-23 filed April 11, 2007
Form 10-K for the Fiscal Year Ended December 31, 2007 filed March 30, 2007

Dear Mr. Wynn:

In response to your letter dated April 27, 2007, we acknowledge that Uranium Resources, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosures contained in the Post-Effective Amendment No. 1 to Form S-1 on Form S-3 filed April 11, 2007 and Form 10-K for the year ended December 31, 2005 filed March 30, 2007 (collectively the “Filings”).

We further acknowledge that staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filings.

We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Uranium Resources, Inc.

By:	/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and
Chief Financial Officer